Exhibit 99.1

OceanaGold Provides Notice of Second Quarter 2026 Results and Conference Call

VANCOUVER, BC, July 7, 2026 /CNW/ - OceanaGold Corporation (TSX: OGC) (NYSE: OGC) ("OceanaGold" or the "Company") will release its operational and financial results for the second quarter of 2026 after market close on Wednesday, August 5, 2026. The results will be made available on the Company's website at www.oceanagold.com.

Second Quarter 2026 Results Conference Call Details

Senior management will host a conference call and webcast to discuss the second quarter 2026 results on Thursday, August 6, 2026, at 10:00am EDT (7:00am PDT). To participate in the conference call, please use one of the following methods:

Webcast: https://app.webinar.net/Px0arqjVm9v
Toll-free North America: 1-888-510-2154
International: 1-437-900-0527

If you are unable to attend the call, a recording will be made available on the Company's website.

About OceanaGold

OceanaGold is a global intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.

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SOURCE OceanaGold Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2026/07/c3402.html

%CIK: 0001487326

For further information: For further information please contact: Investor Relations: Brian Martin, SVP, Business Development & Investor Relations, Tel: +1 604-678-4096, ir@oceanagold.com; Valerie Burns, Manager, Investor Relations, Tel: +1 604-235-0742, ir@oceanagold.com

CO: OceanaGold Corporation

CNW 07:00e 07-JUL-26